SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

UNIONBANCAL CORPORATION

(Name of Subject Company (Issuer))

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Filing Person(s) (Offeror(s)))

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,586,208,398.50	140,937.99

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Shares”) of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than Shares owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, at the tender offer price of $73.50 per Share, net to the seller in cash. As of August 14, 2008, there were 139,009,259 Shares outstanding. As of August 14, 2008, MUFG owned 90,259,680 Shares indirectly through its subsidiaries as follows: 90,217,308 Shares by The Bank of Tokyo-Mitsubishi UFJ, Ltd.; 30,272 Shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 Shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). As a result, this calculation assumes the purchase of 48,791,951 Shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	140,937.99	Filing Party:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Financial Group, Inc.
Form of Registration No.	Schedule TO-T	Date Filed:	August 29, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on August 29, 2008 by The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”, with such subsidiary being referred to as “Purchaser”), relating to the Offer (as defined below) by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, for $73.50 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008, as amended and supplemented by the Supplement, dated September 19, 2008 (the “Supplement”) to the Offer to Purchase.

The information set forth in the Supplement is incorporated herein by reference with respect to the items indicated in this Amendment No. 1 to the Schedule TO, including, without limitation, certain information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided therein.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Supplement under the caption “I. SUMMARY TERM SHEET” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in the Supplement under the caption “Schedule A – Information Concerning the Directors and Executive Officers of MUFG and Purchaser” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Supplement under the caption “IV.9. THE OFFER – Certain Conditions to the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Supplement under the caption “III.1. SPECIAL FACTORS – Background to the Offer and the Merger” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

The information set forth in the Supplement under the caption “III.7. SPECIAL FACTORS – Interest of Certain Persons in the Offer” is incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in the Supplement under the captions “IV.2. THE OFFER – Acceptance for Payment and Payment for Shares” and “IV.2. THE OFFER – Certain Legal Matters” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(viii)	Supplement to Offer to Purchase, dated September 19, 2008.

Item 13.	Information Required by Schedule 13E-3.

Item 5. Past Contacts, Transactions, Negotiations and Agreements,

The information set forth in the Supplement under the caption “II. INTRODUCTION” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

The information set forth in the Supplement under the caption “III.4. SPECIAL FACTORS – Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

The information set forth in the Supplement under the caption “III.3. SPECIAL FACTORS – Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Supplement under the caption “III.2. SPECIAL FACTORS – Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(viii)	Supplement to Offer to Purchase, dated September 19, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Managing Director

Date: September 19, 2008

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